EXHIBIT 99.1

GAMMON LAKE RESOURCES INC.

ANNUAL INFORMATION FORM

November 8, 2002

GAMMON LAKE RESOURCES INC.

(the “Corporation”)

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	4

ITEM 1: CORPORATE STRUCTURE	4

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS	4

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS	5

DESCRIPTION OF THE CORPORATION'S EXPLORATION PROJECTS	5
Ocampo Project	5
General	5
Soyopa Joint Venture	5
Minera Fuerte Joint Venture	6
Bolnisi Earn-In Agreement	7
Property Description and Location	7
Accessibility, Climate, Local Resources, Infrastructure and Physiography	8
History	9
Geology and Mineralization	9
Deposit Model	10
Gold and Silver Mineralization	10
Exploration	11
Metallurgy	12
2001 Resource Estimate	14
Data Collaboration	16
Check Assay Program	17
Geotechnical Studies	17
Process Design Work	17
Economic Assessment and Engineering Study by Pincock, Allen & Holt	17
2002 Drill Program	19
Work Completed by Bolnisi	19
Santa Maria and La Cuesta Claims	21
Location and Access	21
Geology	21
Current Exploration Results	21
RISKS AND UNCERTAINTIES	22
No History of Profitability	22
Exploration Stage Corporation	22
Foreign Operations	23
Government Regulations	23
Market Fluctuation and Commercial Quantities	23
Mining Risks and Insurance	24
Environmental Protection	24
Capital Investment	24
Conflicts of Interest	24
Dependence on Key Personnel	24
Lack of Active Market	25
Currency	25
Dividends	25
Competition	25

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION	25

ANNUAL INFORMATION	25
QUARTERLY INFORMATION	26
DIVIDEND RECORD AND POLICY	26

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS	26

OVERVIEW	26
RESULTS OF OPERATIONS	27
LIQUIDITY AND CAPITAL RESOURCES	27
OUTLOOK	29
RELATED PARTY TRANSACTIONS	30

ITEM 6: MARKET FOR SECURITIES	30

ITEM 7: OFFICERS AND DIRECTORS	31

ITEM 8: ADDITIONAL INFORMATION	34

ANNUAL INFORMATION FORM

for the twelve months ended July 31, 2002
containing information as at November 8, 2002

ITEM 1: CORPORATE STRUCTURE

        Gammon Lake Resources Inc. (the “Corporation”) was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.”. In 1990, the Corporation became the subject of a cease trade order issued by the Quebec Securities Commission for failure to file interim financial statements. In 1998, the cease trade order was revoked and the Corporation was reactivated through a series of reorganization transactions (the “Reorganization Transactions”) which included the acquisition of all of the issued and outstanding securities of “Gammon Lake Resources Incorporated”, a company with mineral exploration interests in the State of Chihuahua, Mexico and the Province of Nova Scotia, in exchange for securities of the Corporation on a one-for-one basis. As part of these transactions, the Corporation also changed its name to its current form of name, “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis immediately before the acquisition of Gammon Lake Resources Incorporated.

        The registered office of the Corporation is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7. The Corporation’s principal office is located at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5.

        The Corporation has the following direct and indirect wholly-owned subsidiaries:

Name of Subsidiary(1)	Jurisdiction of Incorporation or Organization	Percentage Owned	Nature of Business	Markets on which Publicly Traded
Gammon Lake Resources (N.S.) Inc. ("Gammon Lake Nova Scotia")	Nova Scotia	100% (direct)	Operating company for the Corporaiton's Canadian properties.	N/A
Gammon Lake de Mexico S.A. de C.V. ("Gammon Lake Mexico")	Mexico	100% (indirect)	Operating company for the Corporation's Mexican properties	N/A
Gammon Lake Resources (Barbados) (Barbados) Inc. ("Gammon Lake Barbados")	Barbados	100% (direct)	Holding company for Gammon Lake Mexico	N/A

Notes:
     (1)     All of the subsidiaries are sometimes referred to together herein as the “Corporation”.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

        The Corporation is a mineral exploration company which is currently engaged in the exploration for gold and silver deposits in the State of Chihuahua, Mexico.

        The Corporation’s mineral interests in the State of Chihuahua, Mexico are comprised of a 60% interest in and the option to buy the remaining 40% interest of a gold and silver mineral exploration property totalling 17 mining titles and covering an area of approximately 477 hectares in the municipality of Ocampo, an additional 17 mining titles covering an area of approximately 2,064 hectares in the municipality of Ocampo in which the Corporation has a 100% interest with certain property payment obligations and another 7 mining titles in the municipality of Ocampo in which the Corporation has a 100% interest with no property payment obligations for a total of 41 mining titles encompassing approximately 3,500 hectares (collectively, the “Ocampo Project”), as well as a 100% interest and a 90% interest, respectively, in two mineral claims located in the municipality of Chinipas and covering an area of approximately 150 hectares and 40 hectares, respectively (the “La Cuesta Claim” and the “Santa Maria Claim”).

        A total of five concessions forming part of the Ocampo Project are subject to an earn-in agreement entered into between the Corporation and Bolnisi Gold NL, pursuant to which Bolnisi Gold NL has the right to earn a 60% interest in the concessions covered by the agreement upon the attainment of pre-established production levels and the fulfilment of other conditions set forth in the agreement. See “Item 3: Narrative Description of the Business – Description of the Corporation’s Exploration Projects – 1. Ocampo Project – Bolnisi Earn-In Agreement”.

        The Corporation primary focus at this time is on the mining titles comprising the Ocampo Project. The Corporation either owns or has an option to purchase an interest in all such mining titles without any residual royalties.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

Description of the Corporation’s Exploration Projects

        Certain portions of this section, particularly as they relate to the descriptions of the geology, mineralization, resource audit and feasibility study plans of the Corporation’s exploration projects are derived from a report dated April 8, 2002, prepared by Pincock Allen & Holt, Consulting Geologists (“PAH”) entitled, “Ocampo Gold-Silver Project Preliminary Assessment Chihuahua Mexico Technical Report” (the “PAH Report”). The author of the PAH Report has made a site visit to examine the geology and exploration work carried out on the exploration properties of the Corporation. The PAH Report embodies work completed by the Corporation as at the date of the PAH Report which includes updates of the results detailed in earlier technical reports. This Annual Information Form reports on information contained in the PAH Report as well as technical work completed subsequent to the PAH Report. Where appropriate, references are made to the earlier technical reports completed prior to the PAH Report.

1.     Ocampo Project

        General

        The Ocampo Mining District is located in the Sierra Madre Occidental province. The Sierra Madre is host to one of the largest epithermal precious metal metallogenic provinces and includes some of the well-known gold-silver producing mining districts in Mexico, such as Concheno, Ocampo, Batopilas, San Dimas-Tayoltita, Topia, Guanacevi, Bacis and recent discoveries of multi-million ounce deposits like Placer Dome’s Mulatos, Penole’s Penos Altos and Francisco Gold’s El Sauzal.

Soyopa Joint Venture

        Pursuant to the terms of an option and joint venture agreement dated March 1, 2000 (the “Soyopa Joint Venture Agreement”), as amended by an option buy-out agreement dated August 17, 2000 (the “Soyopa Option Buy-Out Agreement”) and further amending agreements dated April 24, 2001, September 27, 2001 and November 24, 2001, respectively (the “Soyopa Amending Agreements”), entered into between the Corporation and Minerales de Soyopa, S.A. de C.V. (“Soyopa”), the Corporation has acquired 17 mining claims covering an area of approximately 2,064 hectares in the municipality of Ocampo in the southwestern area of the State of Chihuahua, Mexico. In accordance with the terms of the agreements, the Corporation has made the following payments, share issuance and exploration expenditures: (i) U.S. $500,000 payment on March 31, 2000; (ii) U.S. $250,000 payment on February 1, 2001; (iii) U.S. $100,000 on November 24, 2001; (iv) 5,000,000 Common Shares issued at a deemed value of Cdn.

$2,600,000 ($0.52 per share) on November 24, 2001; (v) U.S. $100,000 on exploration prior to May 31, 2000; and (vi) U.S. $125,000 payment on May 23, 2002. The Corporation is also required to make an additional payment of U.S. $7,000,000 in two separate installments of U.S. $3,500,000 on or before November 23, 2006 and U.S. $3,500,000 on or before November 23, 2007, except if the property is placed into production prior to November 23, 2006, in which case an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of U.S. $7,000,000 shall be due and owing immediately. In a related arm’s length agreement with Compania Minera Global S.A. de C.V. (“Minera Global”) dated July 17, 2000, pursuant to which consulting services were provided with respect to the Soyopa Option Buy-Out Agreement, a balance of U.S. $1,000,000 is due to Minera Global upon the sale of the Ocampo Project. See “Risks and Uncertainties — Capital Investment”.

Minera Fuerte Joint Venture

        Pursuant to the terms of an option and joint venture agreement dated January 6, 1999 (the “Minera Fuerte Joint Venture Agreement”, as amended by agreements dated December 2, 1999 and March 5, 2001 (the “Minera Fuerte Amending Agreements”), entered into between the Corporation and Minera Fuerte Mayo, S.A. de C.V. (“Minera Fuerte”), the Corporation acquired a 60% interest in and formed a joint venture on, a producing gold and silver mineral property located in the municipality of Ocampo, in the southwestern area of the State of Chihuahua, Mexico. The property is comprised of 17 mining claims and covers a total area of approximately 477 hectares in the northern, western and central parts of the Ocampo Mining District.

        In accordance with the terms of the Minera Fuerte Joint Venture Agreement, the Corporation completed an exploration and mine development program of U.S. $200,000, which was required to be completed on or before July 6, 1999. During the option phase, the Corporation paid to Minera Fuerte the amount of U.S. $50,000 on execution of the agreement and the amounts of U.S. $30,000 on February 15, 1999 and U.S. $170,000 on June 6, 1999, respectively. Under the terms of the agreement, 500,000 Common Shares were issued to Minera Fuerte effective June 6, 1999 and a payment in the amount of U.S. $309,500 were made to Minera Fuerte effective December 23, 1999.

        Upon completion of the option phase, which expired on June 6, 1999, the Corporation acquired its 60% interest in the property and elected to form a joint venture with Minera Fuerte, with the Corporation participating as to 60% and Minera Fuerte participating as to 40%. Under the terms of the joint venture, the Corporation is the operator of the property and 100% of the sales from production on the property may be applied to the cash payments due to Minera Fuerte in the joint venture stage. Pursuant to the terms of the agreement, a total of 2,000,000 Common Shares of the Corporation were issued to Minera Fuerte as follows: (i) 500,000 Common Shares on December 6, 1999; (ii) 500,000 Common Shares on July 6, 2000; and (iii) 1,000,000 Common Shares on January 6, 2001. In addition, the Corporation made a total of U.S. $288,474 in monthly payments to Minera Fuerte, and a lump sum payment of U.S.$199,500 on February 1, 2000. Under the terms of the agreement, a balance of U.S. $211,526 is due to Minera Fuerte upon the sale of the Ocampo Project.

        Pursuant to an agreement dated March 31, 1999 (the “Minera Fuerte Option Buy-Out Agreement”), entered into between the Corporation and Minera Fuerte, the Corporation has the right to acquire the 40% interest of Minera Fuerte in the Minera Fuerte Joint Venture Agreement for a sum equal to U.S. $5.00 per ounce of gold and gold equivalent in the category of “Proven Ore”. For purposes of the foregoing, the Minera Fuerte Option Buy-Out Agreement provides that the determination of “Proven Ore” shall be made pursuant to a feasibility report prepared by an independent third party consulting firm of international repute which is acceptable to the Corporation and Minera Fuerte. The buy-out may not occur until (a) all cash and share payments to Minera Fuerte prescribed by the Minera Fuerte Joint Venture Agreement have been made, and (b) the Corporation has incurred at least Cdn. $ 1.0 million in exploration expenditures or completed at least 5,000 metres of drilling on the property. See “Risks and Uncertainties — Capital Investment”.

Bolnisi Earn-In Agreement

        On March 25, 2002, the Corporation entered into an Earn-In Agreement (the “Earn-In Agreement”) with Bolnisi Gold NL (“Bolnisi”) with respect to the Plaza de Gallos, Refugio, Conico, Picacho and La Estrella concessions forming part of the Ocampo Project. Under the terms of the agreement, Bolnisi will complete the Corporation’s ongoing Feasibility Study and will place the project into production, at its own expense, at a rate of not less than 1.25 million tones of ore processed per year. In addition, Bolnisi has agreed to pay to the Corporation the sum of $30,000 per month until the project has attained the agreed rate of production. If the agreed rate of production is not attained within a period of eighteen months of the due diligence period, Bolnisi will pay a penalty of $100,000 per month to the Corporation, and if such rate of production is not attained within twenty-four months of the due diligence period, the Corporation will retain 100% ownership of the concessions. Upon the agreed production levels being attained, Bolnisi will earn a 60% interest in the concessions covered by the agreement. Under the terms of the Earn-In Agreement, Bolnisi was also granted a right of first refusal for the development of the remaining Ocampo concessions in which the Corporation has retained a 100% ownership interest, with the Corporation reserving the right to develop the concessions on its own. In addition, all payments required to be made to Soyopa to complete the Corporation’s acquisition of Soyopa’s concessions at Ocampo will be shared 60% by Bolnisi and 40% by the Corporation.

Property Description and Location

        The Corporation’s Ocampo Project is located in the Municipality of Ocampo, State of Chihuahua, Mexico and consists of 41 mining titles encompassing 3,498.96 net hectares. The Corporation either currently owns or has an option to purchase a 100% interest in all the mining titles without any residual royalties. Some of the Corporation’s concessions comprising the Ocampo Project are also subject to the Earn-In Agreement with Bolnisi in which Bolnisi has the right to acquire 60% of the concessions upon bringing the concessions to an agreed rate of production. See “Bolnisi Earn-In Agreement”, Minera Fuerte Joint Venture”, and “Soyopa Joint Venture”. A location map is presented at the beginning of this prospectus, and the following table lists the titles and their size.

Ocampo Project - Listings of Claims
Claim	Map Number	Title Number	Size (hectares)
El Penol*	1	200345	7.78
El Rayo	2	160307	12.00
Santo Nino	3	189284	19.34
La Resurreccion	4	185243	37.59
La Escalera	5	203386	18.98
Maria	6	195211	8.52
La Gloria	7	168685	108.00
San Amado	8	147733	46.28
El Mastuerzo	9	150528	9.00
Nuevo Jesus Maria y Jose	10	151997	13.69
Cubiro	11	153207	7.03
San Martin	12	155698	17.37
El Rayo	13	155697	20.73

Balvanera	14	192789	6.45
Mirasol	15	161866	10.00
La Fe*	16	188719	39.00
La Estrella	17	147793	9.00
Santa Ana	18	165663	14.26
El Provenir	19	E16/26526	14.78
Alejandra	20	E16/26908	469.87
Alejandra Uno	21	E16/26909	505.67
Alma	22	E16/25743	9.37
El Hueco	23	21/5871	2.12
Santa Juliana	24	170141	10.10
Rosario de Oro	25	170142	8.00
Belen	26	170143	16.00
Lluvia de Oro	27	170144	100.00
San Ramon	28	170145	16.00
Estanislao	29	170146	5.66
Candelaria	30	170147	3.99
Altagracia	31	170148	16.00
San Jose del Picacho	32	170149	4.59
Matulera	33	170150	9.47
San Jose y San Juan	34	170151	24.74
Belgrado	35	170152	7.28
Ampliacion de Altagracia	36	170153	10.00
Kristal	37	204194	1,657.92
San Juan	38	191736	53.91
La Olvidada	39	192048	105.00
Buenos Aires*	40	185297	19.68
Diez Mayo	41	E16/25824	23.79
Total net hectares			3498.96

* The issuance of exploitation concessions for El Pe&ntidle;ol, Buenos Aires and La Fe mining claims is in progress.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Ocampo Gold Silver Project is located at approximate Latitude 28º 12’ 30” and Longitude of 108º 25’ 00". The project is 310 road kilometers west northwest of the state capital, Chihuahuia. Access to the project is via Federal Highway 16, a major transportation route across the Sierra Madre, to Cahuisori followed by 27 kilometres of government maintained gravel road to the project area

        The project is located in the Sierra Madre Occidental physiographic province, near the eastern edge of the Barranca (canyon) country, with project elevations ranging between 2,200 and 1,500 metres in elevation. The climate is temperate with cool winters and mild summers. Average annual precipitation is approximately 800 mm, mainly during the summer monsoon season. Vegetation consists of pine and mixed pine and deciduous forest.

        The nearest town, Ocampo, is located at the eastern edge of the project area and has an estimated population of 500 people. Ocampo is the seat of the areas Municipal Government. An adequate work force, familiar with mining, is present. Mining and forestry are the major industries in the area. Ocampo has electric power from the national electrical grid.

History

        The Ocampo mining district was discovered in 1804. The two principle periods of production were in the 1830‘s and 40‘s and between 1880 and 1912. By 1912, Robert Linton, the chief engineer of Sierra Consolidated Mines Company, estimated the total production of the Ocampo district up to this time had exceeded a value of U.S. $100,000,000 in gold and silver. Shortly there after mining operations were curtailed due to the Mexican Revolution

        Following the end of the Mexican Revolution in 1918, small mining operations resumed on a sporadic basis, hindered by a lack of capital and transportation difficulties. The district under went a moderate revival in the late 1930‘s with the rise in official US gold price.

        In the 1980s, the Consejo de Resources Minerales, an agency of the federal government, financed the construction of a nominal 200 tonne a day mill equipped with a flotation circuit. This mill is currently operating on an irregular basis, processing production from small operation mining operations in the general area when available.

        In 1997 Mogul Mining NL entered into a joint venture with Soyopa. Mogul Mining completed reverse circulation drilling programs in 1997 and 1998 and undertook a district scale mapping and sampling program focusing on the western portion of the district.

        In 1999, Augusta Resources Corporation entered into an agreement to acquire the interest of Mogul Mining in the project, and drilled 11 reverse circulation holes and deepened one existing hole. Mogul Mining and Augusta relinquished their interest in the joint venture in late 1999.

        In 1999, the Corporation, through its Mexican subsidiary, acquired an option to purchase 17 claims in the northern portion of the district. See “Minera Fuerte Joint Venture”. In early 2000, the Corporation entered into a joint venture agreement with Soyopa. See “Soyopa Joint Venture”. This agreement effectively consolidated the entire Ocampo district for the first time. Since that time, the Corporation has executed a series of purchase options, which will allow it to acquire a 100% ownership interest in the joint venture land holdings. Part of these land holdings are also subject to an earn-in agreement entered into between the Corporation and Bolnisi. See “Bolnisi Earn-In Agreeement”.

Geology and Mineralization

         (a)      Geology

        The Ocampo project is located within the Sierra Madre Occidental Metallogenic Province. This province extends from southwestern Mexico to the Arizona border with the United States and is host to a multitude of precious and/or base metal deposits.

        The oldest rocks in the general Ocampo region are Triassic to Cretaceous sediments and volcanics, or their metamorphosed counter parts, found in isolated erosional windows.

        During the Tertiary the area was the site of intense volcanic activity, producing a thick sequence of volcanic flows, tuffs, agglomerates and related intrusives of andesitic to rhyolitic composition. The volcanic stratigraphy of the Sierra Madre Occidental has been broken into two main units; the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG).

        The LVG rocks are dominant in the immediate project area and consist predominantly of massive andesitic to rhyolitic flows, tuffs, agglomerates and volcaniclastics. The LVG hosts the majority of the Au-Ag deposits exploited in the Sierra Madras to date in the area.

        The overlying UVG rocks are predominantly felsic ignimbrites, tuffs, flows and volcanoclastics. Intrusive dikes cut all rock types.

        The regional structural fabric has a general northwest trend. The LVG rocks are structurally more complex, with the overlying UVG being comparatively undeformed. Within the immediate project area the structural regime can be broken into two discrete areas; the PGR Trend and the Ocampo Northeast Project area.

        The WNW striking PGR Trend extends from Altagracias in the southeast to beyond La Estrella in the west. The PGR Trend consists of a series of NW trending faults cross cut by WNW trending structures and is over 5 kilometers in overall length. Individual deposits within the PGR, from east to west, are Picacho, Plaza de Gallos, Refugio, Conico and La Estrella. This setting suggests that the PGR trend might be a NW trending, district scale, sigmoid loop structural complex.

        The Ocampo Northeast Project area consists of numerous northwest trending faults cut by north to northeast trending faults, which produce a rhombohederal structural pattern of horst and grabens. Structural off set is relatively minor. Major mineralized structures include Brenda, JM, La Zorra-Resureccion, Aventurero-Guaymas, San Juan-Belen, Maria and Santa Julianna.

        Geological studies have documented six major periods of deformation that were produced by a combination of the emplacement of a postulated intrusive beneath the district and extensional regional tectonics. Both dip-slip and strike-slip movement accompanied each phase of structural deformation. There are currently in excess of 27 kilometers of identified mineralized structures.

Deposit Model

        Ocampo is a classic gold-silver epithermal district. Based on mineralogy and alteration, gold-silver mineralization in the PGR Trend and the Ocampo Northeast Project Area is of the low-sulphidation, quartz-adularia type. This system contains quartz vein stockworks, and breccias carrying gold, silver, electrum, argentite and pyrite with lesser and variable amounts of base metal sulfides deposited in a high-level (epizonal) to near surface environment. The northwest portion of the Property hosts historic mines and prospects in a high-sulphidation, quartz-enargite type system.

        Examples of low-sulphidation systems are Tayolita (recently purchased by Wheaton River), Bacis and La Ceinagua in the state of Durango. Pinos Altos and Dolores, both in the state of Chihuahua, are currently under development. Examples of high-sulphidation systems in the development stages are Mulatos (Sonora), El Sauzal (Chihuahua) and Metates (Durango).

Gold and Silver Mineralization

        Epithermal gold-silver mineralization in the Ocampo mining district is structurally controlled. Ore grade mineralization is hosted in N, WNW, NW, NE and EW striking structures. Within the PGR Trend, the WNW trending structural zone from Plaza de Gallos to La Estrella has been the most productive, followed by the NW striking Picacho structure. In the Ocampo Northeast Project Area Area, the greatest production has been derived from the northerly striking Belen-San Juan and San Jose structures and the NE striking Santa Julian structure.

        Andesitic agglomerates host the majority of the deposits found to date. This is believed to be a function of exposed mineralization as opposed to the agglomerate being the preferred host rock.

        Structures hosting potentially economic gold and silver mineralization are composed of a core of quartz breccia surrounded by varying degrees of quartz stockworks and silification. In some areas, such as Plaza de Gallos and Refugio, this mineralization can exceed 50 metres in true thickness. An argillized halo is often present surrounding silicified structures.

        Hydrothermal mineralization was episodic and accompanied by structural movement. While gold and silver mineralization is associated with quartz, not all quartz contains precious metals. Work completed to date indicates that while quartz deposition accompanied all six phases of structural deformation, gold and silver were deposited during the fifth and sixth deformation events.

        Precious metal mineralization consists of electrum, native silver and argentite. Gold and silver are of near equal economic importance at Ocampo. The gold to silver ratio varies somewhat throughout the district but overall is on the order of 1 to 40. The base metals have no economic importance and there does not appear to be an increase in concentration at depth.

        Gold-silver mineralization is present over an elevation range of at least 700 metres. The lowest known productive levels of the Santa Juliana mine are at an elevation of approximately 1,400 metres and the outcrop of the highest point of mineralization at Plaza de Gallos is approximately 2,150 metres. Other districts that contain similar elevational thickness are the Comstock in Nevada, and Tayoltita and Guanajuato in Mexico.

Exploration

        (a)      General

        The Corporation initiated its exploration program in 1999, and by the end of the year had completed geological mapping, sampling, limited underground test mining from historical workings in the Brenda area, and the drilling of 50 core holes totalling about 3,500 metres in the NE Area.

        During 2000, the Corporation conducted more detailed surface geological mapping, sampling, trenching and road building. A large RC and core drilling program was also completed, totaling approximately 180 holes. The company also obtained the Mogul and Augusta Drill Hole data base of 70 reverse circulation holes.

        During 2000 and 2001, underground mapping and sampling of accessible workings was under taken along with the driving of an exploration drift. Ten additional exploration holes were drilled in 2001.

        In 2002 Bolnisi Gold NL, under its earn in agreement has completed 96 drill holes as of November 8, 2002 with in the Joint Venture Project Area, along with metallurgical testing and process design work. Bolnisi’s program is currently on going and a completed feasibility study is expected shortly.

        Subsequent to the 12 month period ending July 31, 2002, Gammon Lake began a drilling program in the Ocampo Northeast Project Area. As of November 8, 2002, 13 holes had been completed totaling 4,064 meters.

        Exploration to date shows that the Ocampo area is host to a very large, hydrothermal system containing over 27 kilometers of mineralized structures.

         (b)      Drilling

        The following tabulates drilling totals as of November 8, 2002.

Company	Number of Drill Holes	Total Meters Drilled
Gammon Lake Resources	269	40,015
Mogul Mining NL	59	6,451
Augusta Resource Corp.	11	1,561
Bolnisi Gold NL	96	10,396
Total to November 8, 2002	435	58,423

        Drilling and sampling procedures have been conducted according to accepted industry practices. Reverse circulation sampling interval has been 1.524 or 1.5 meters depending on the type of drill pipe used. Core sampling interval was either 1 or 1.5 meters. Some of the deeper holes were pre collared with reverse circulation and completed with core.

        Aside from the initial exploration holes, drill spacing was based on a nominal 50 meter with holes on section lines at a nominal 25 meter spacing. In fill drilling on nominal 25 meter fence line spacing has been completed portions of the Plaza de Gallos, Refugio, Conico and Brenda deposits. Deep drilling currently being undertaken by the Corporation in the Ocampo Northeast Project Area is a nominal 100 meter spacing. Angle holes were drilled when ever logistically possible in order to assess true width of the mineralized structures.

        Downhole surveying was completed on a majority of the core holes including re-entered reverse circulation drill holes. Surveying revealed no significant systematic deviation in the direction of holes aside from an overall steeping of angle holes with depth.

         (c)      Underground Workings and Surface Sampling

        Gammon Lake has gained access to historic underground workings in the Plaza de Gallos, Belen, San Juan-Balvanera, Brenda, San Amado, La-Zorra-Resurreccion and Santa Juliana mine areas. Limited surveying, mapping and sampling has been completed to date. During the 2000 and 2001 drill programs old workings were cleaned and drill stations constructed for the 14 underground drill holes completed to date. Approximately 200 meters of drifts were driven in conjunction with this work. Presently, small-scale mining by a sub-lessor is taking place at Santa Juliana.

        Over sixty five surface sample lines, totalling approximately 6,500 metres have been chip-sampled. These lines were sampled across road exposures, available outcrop and sub-crop or hand excavated trenches. Individual sample length was generally 3 meters. Due to the availability of road cuts and/or outcrop, surface sample lines are not necessarily continuous or located transverse to mineralized structures. The sample lines were surveyed by tape and compass.

Metallurgy

        Four bulk samples ware taken by the Corporation between March and May, 1999 from underground working in the Brenda and Balvanera underground workings. Mining widths were approximately 2 metres. The material was processed at the Ocampo custom flotation mill and the concentrates were sold to Penoles. The following table summarizes the results of this work.

Underground Bulk Sample Flotation Recoveries
Sample	Tonnes Mined	Au	Ag	Recovery %
		(g/t)	(g/t)	Au	Ag
1	322.7	5.6	144	86%	76%
2	571.9	6.4	204	86%	75%
3	309.7	9.4	417	86%	77%
4	370.0	8.6	405	92%	81%
Totals	1,574.3	7.3	281	87%	77%

        Cyanide amenability tests have been conducted by the Corporation and it predecessors. Additional work by Bolnisi in ongoing and is discussed separately. Prior to Bolnisi entering in to the earn-in agreement 48 bottle tests had been completed on composite samples derived from drill holes, underground workings and surface cuts. Grind size was 80% -200 mesh. The following details the results of that work.

Area	Tests	Recovery
		% Au	% Ag
Picacho	6	97%	86%
Plaza de Gallos	13	96%	90%
Refugio	14	97%	88%
Conico	10	97%	85%
Brenda	2	97%	88%
Aventurero*	2	97%	74%
Deep San Juan	1	97%	88%
Total	48	97%	86%

        *The Aventurero sample returned 98% gold recovery and 84% silver recovery when run at slightly higher cyanide levels.

        During 2001 and 2002 Kappes, Cassiday & Associates ran a total of 14 column tests. Six flooded column tests were completed in 2001 and 8 standard column tests were completed in 2002. The following tabulates the results of the column work completed to date.

Area	Size (mm)	Number of Columns	Recovery		Average Leach Period
			% Au	% Ag
Plaza de Gallos	45	1	65%	30%	76
	9.5	1	85%	72%	143
	4.5	1	92%	69%	128
	1.7	2	91%	80%	123
Refugio	45	1	74%	16%	76
	9.5	1	91%	54%	143
	4.5	1	90%	74%	141
	1.7	2	94%	78%	142
Conico	4.5	1	95%	70%	140
	1.7	1	98%	80%	140
Picacho	4.5	1	93%	37%	140
	1.7	1	97%	52%	140

Silver recoreries in all the test were still increasing when column leaching was stopped.

        The metallurgical results to date indicate that high recoveries are possible using conventional gold ore processing practices. The test work results indicate that processing with a conventional milling operation, utilizing either flotation or cyanide extraction, or by heap leaching will yield good recoveries of both gold and silver

2001 Resource Estimate

        A cross sectional resource estimate was prepared by the Corporation using standard estimation techniques and audited by Watts, Griffis and McOuat (“WGM”), of Toronto, Canada, in 2001. This work utilized data generated prior to January 2001. The report entitled, “Project Update and Feasibility Study Plan of the Ocampo Gold Silver Project, Mexico for Gammon Lake Resources Inc.”, is available on the web at www.sedar.com.

        WGM classified the blocks as measured or indicated in conformity with the final version of National Instrument 43-101 (“NI 43-101”), which came into effect on February 1, 2001. WGM followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (the “CIM Standards”) in arriving at its classifications

        The information used for resource estimation consists of collar locations, down hole surveys, raw assays, lithological and structural data. Some of the holes that did not intersect a main mineralized zone or were isolated exploration holes were not used for the modeling and resource estimation. The previously discussed sample line assay results were used to aid in the projection of the zones to surface; however, they were not used in the grade estimation procedures.

        Classical statistics were calculated and population distribution plots were created for the raw (mostly 1.5 metre intervals) Au and Ag assays for the RC and core drill holes. The following table summarizes the results.

Classical Statistics for Raw Assays (at a cutoff of Au and Ag equating to 0.50 g/t Eq. Au)
	Number of Samples	Arithmetic Mean	Standard Deviation	Maximum Assay	Coefficient Of Variation
Au at a 0.30 cutoff	2,824	1.72	3.6	70.13	2.1
Ag at a 10 g/t cutoff	3,132	68	156.7	3020	2.3

        The co-efficient of variation is low for both Au and Ag, giving additional confidence that the grade distribution is robust and the sample population is adequate so as not to introduce any major bias. WGM reviewed the statistics and cumulative frequency and probability plots of the raw assays and decided that cutting of high grades was not warranted.

        Cross section for the resource calculation were constructed based on the drill hole fence lines. Mineralized boundaries were digitized by the on cross sections using local geologic control. An external cutoff grade of 0.50 g/t eAu was used for zone definitions. Equivalent Au was defined at a 50:1 (Ag:Au) ratio, using a gold price of $260/oz and a silver price of $5.20/oz. A minimum interval length of 2 samples (3.0 metres) was required to produce an intersection that could be used to define a resource block. Up to 3 samples (4.6 m) of internal waste could be incorporated into the composite, as long as the next sample was above 0.50 g/t Eq. Au and the block grade exceeded the 0.50 g/t cutoff. Intercept (block) grades for each drillhole were calculated as a length weighted average.

        The digitized cross sectional outlines were divided into mineralized blocks, projecting half the distance to adjacent drill holes on each section and between sections. Intercepts below cutoff, or that did not meet the minimum length criteria, were used to assure zone continuity and geometry, but were not used in the resource estimate.

        Areas of the blocks were determined and multiplied by the width of the block (i.e., the distance between sections) and an average specific gravity of 2.5 (for all rock types) to estimate tonnage. Tonnages and grades were estimated for each mineralized block on each section and tabulated.

        WGM classified the blocks according to NI 43-101/CIM Standards. Blocks that were projected 25 metres or less from any drill hole between cross sections and had data support on all four sides were categorized as a Measured Resource. Dip projections of these blocks were generally limited to 25 metres. In some instances, dip projections of up to 50 metres were allowed if deeper drilling on adjacent sections supported the blocks. The average total width of the blocks for the Measured Resources was 39 metres.

        Indicated Resources were projected up to a maximum of 50 metres from a drill hole and were generally defined as blocks that had support on three sides or less or were at the open end of the zone in terms of the drilling pattern. The open end of a zone could be either the strike or down dip extension of the mineralization. The average total width of the blocks for the Indicated Resources was 60 metres.

        The Measured and Indicated Resources as audited by WGM are summarized in the table below.

Measured and Indicated Resources
Zone and Category	Tonnes	Grade			Contained Ounces
		Au (g/t)	Ag (g/t)	Eq. Au (g/t)*	Au	Ag	Eq. Au*
Measured Resources
Conico	819,000	1.39	54	2.47	36,600	1,427,900	65,200
Brenda	190,000	1.37	103	3.43	8,400	631,400	21,000
La Zorra	101,000	1.60	95	3.49	5,200	306,600	11,300
Picacho	1,493,000	1.34	73	2.80	64,200	3,506,500	134,300
Refugio	3,270,000	1.46	67	2.80	153,500	7,062,000	294,700
Plaza de Gallos	1,798,000	1.32	64	2.61	76,500	3,710,200	150,700
Total Measured Resources	7,671,000	1.40	67	2.75	344,400	16,644,600	677,200

Indicated Resources
Conico	3,206,000	1.26	12	1.51	129,600	1,284,200	155,300
Brenda	258,000	1.24	56	2.36	10,300	463,000	19,600
La Zorra	191,000	1.27	66	2.58	7,800	402,800	15,900
Picacho	2,937,000	1.23	58	2.38	116,100	5,434,000	224,800
Refugio	1,515,000	1.03	41	1.84	50,000	1,975,200	89,500
Plaza de Gallos	1,575,000	1.21	38	1.96	61,200	1,900,800	99,200
Adventurero	1,267,000	3.46	128	6.02	141,100	5,208,100	245,300
JM	1,069,000	1.12	42	1.97	38,500	1,458,400	67,600
Resurreccion	300,000	0.73	29	1.31	7,000	280,700	12,700
Las Animas	609,000	1.25	32	1.90	24,600	627,500	37,100
Guaymas	104,000	2.11	44	2.99	7,100	145,900	10,000
Maria	56,000	1.73	25	2.24	3,100	45,700	4,000
Rosario del Oro	378,000	1.65	51	2.67	20,000	618,600	32,400
San Juan	554,000	2.42	178	5.97	43,000	3,160,500	106,200
Total Indicated Resources	14,019,000	1.46	51	2.48	659,400	23,005,400	1,119,600

Total Measured and Indicated Resources	21,690,000	1.44	57	2.58	1,003,800	39,650,000	1,796,800

* Equivalent Au is based on a ratio of 50:1 silver:gold

Note: Numbers may not match due to rounding.

        Inferred Resources were estimated for six deposits that appeared to have good depth potential based on the present drilling information and the presence of underground workings below the lower limit of the drilling. The strike length and a depth extension were estimated for each deposit and an average width was calculated from the present Measured and Indicated Resource blocks. An assumption was made that 50% of the estimated tonnage would be mineralized with the average grade of each deposit.

        Because the Aventurero and San Juan-Balvanera deposits are assumed to be underground targets, underground criteria were used to calculate the composites used for Inferred Resources. An Eq. Au cutoff of 4.0 g/t was required over a minimum core length of 3 metres (two samples). Generally, only one sample (1.5 metres) of internal waste was allowed. Part of the mini-bulk sample results from the 1999 underground test mining program were used to further refine the San Juan-Balvanera average grade determination. The use of this higher cutoff resulted in slightly higher grades for both the Indicated and Inferred Resources. The following table summarizes the Inferred Resources.

Inferred Resources
						Grade			Contained Ounces
Deposit Area	Strike (m)	Width (m)	Depth (m)	Mineralized	Tonnes	Au (g/t)	Ag (g/t)	Eq. Au (g/t)*	Au	Ag	Eq. Au*
Plaza de Gallos & Refugio	1,300	20.0	100	50%	3,250,000	1.29	53	2.35	134,800	5,538,600	245,600
Picacho	650	20.0	100	50%	1,620,000	1.25	57	2.39	65,300	2,978,300	124,900
San Juan & Balvanera	700	3.2	100	50%	280,000	7.01	500	17.01	63,100	4,501,600	153,100
Aventurero	500	4.4	100	50%	280,000	4.4	265	9.7	38,900	2,343,200	85,800
Brenda	400	15.0	50	50%	370,000	1.21	56	2.33	14,500	677,900	28,100
Total					5,800,000	1.7	86	3.42	316,616	16,039,600	637,500

*Equivalent Au is based on a ration of 50:1 silver:gold
Note:Numbers may not match due to rounding.

        The following two tables show that portion of the resources contained the Ocampo Northeast Project area and that portion of the resources contained in that portion of the project subject to the Bolnisi Earn-In Agrement, respectively.

Northeast Ocampo Project Resources
Gold		Silver
Measured & Indicated	316,100 oz	Measured & Indicated	13,336,000 oz
Inferred	117,100 oz	Inferred	7,553,000 oz

Earn-In Area Portion of Resources
Gold		Silver
Measured & Indicated	687,300 oz	Measured & Indicated	26,314,000 oz
Inferred	199,900 oz	Inferred	8,487,000 oz

Data Collaboration

Data collaboration work has been performed by WGM, PAH and Computer Aided Geosciences (“CAG”) of Lismore, Australia at various times during the course of project work. At all time these third party consultants reported that the Corporation’s logging, sampling and storage procedures for core and RC chips were done in a professional manner and are in accordance with standard industry practice. The project database was found to be well organized. Both PAH and

WGM undertook collaborative check assays of drill cuttings and core finding the results to be with in acceptable analytical variation. WGM examined the Corporation’s twinning of the RC drilling with the core drilling and found “that there is no appreciable difference between the two drilling methods and that either method is suitable to determine the grade of the deposit.”

Complete and full copies of both the PAH Report and WGM Report are available on the web at www.sedar.com.

Check Assay Program

In addition to the collaborative assay work performed by WGM the Corporation conducts a check assaying program during the course of every drilling campaign. Work to date shows good reproducibility of gold and silver values with no systematic laboratory or sampling errors being identified. To date the contractor for all primary assay work has been Chemex Labs of Vancouver, B.C.

Geotechnical Studies

In March of 2001 Seegmiller International of Salt Lake City, Utah, completed a report entitled “Preliminary Evaluation, Open Pit Slope Stability, Picacho, Plaza de Gallos & Refugio Pits, Ocampo Project, Chihuahua, Mexico. This report concluded that the rock mass strength in the areas examined were relatively high, geologic discontinuities are favorable and groundwater pressurization conditions were low or absent. On the basis of this work Seegmiller International recommended the use of 55º to 60º pit slopes for preliminary open pit engineering and planning purposes. Additional test work was recommended prior to finalization of mine plans.

Process Design Work

In March 2001, Kappes, Cassiday & Associates completed a report entitled “Heap Leach Pad & Ponds Preliminary Design and Cost Estimate”. This study was undertaken to locate a suitable pad , pond and metallurgical plant site, develop a phased construction design plan and estimate the costs of construction. Several suitable sites were located with an overall heap leach pad capacity in excess of 21,000,000 tonnes of ore. While the focus was on a heap leach processing method the sites pad sites would be suitable for tailings disposal also. The first phase site was estimated to hold 7,000,000 tonnes or ore with construction costs for pad and solutions ponds estimated at US$1.9 million dollars

Economic Assessment and Engineering Study by Pincock, Allen & Holt

In March of 2002, the Corporation commissioned a preliminary economic assessment and engineering study by Pincock, Allen & Holt (herein referred to as “PAH”) of Lakewood, Colorado (herein referred to as the “PAH Report”). The study was conducted at a scoping study level of costing estimation accuracy. The study outlines the economics for a combined open pit and underground mine, with a heap leach metallurgical plant, at Ocampo and was based on the extensive project database, the resource study audited by PAH and metallurgical work and engineering process design work completed by KCA. This was issued April 8, 2002 and is available in its entirety at www.sedar.com.

Two cases were analyzed during the study. The Base Case focused on measured and indicated resources with minimal reliance on inferred resources, and produced a 6-year mine life. The second case (referred to as the projected case) allowed more extensive development of the inferred resources, with an operating life of 12 years and a heavier reliance on underground production.

The following two tables summarize the results of this study.

Pincock Allen & Holt Ocampo Gold-Silver Project Preliminary Assessment
Project Summary
Description	Units	Base Case	Projected Case1
Open Pit Data
Life	years	5.5	8.5
Ore Tonnes	dmt	6,530,000	10,645,000
Au Grade	g/t	1.81	1.81
Ag Grade	g/t	87	87
Waste and LG	dmt	28,267,000	46,055,000
Underground Data
Life	years	5.5	11.5
Ore Tonnes	dmt	655,000	2,305,000
Au g/t	g/t	7.35	7.35
Ag g/t	g/t	414	414
Waste and LG	dmt	68,000	253,000
Processing & Heaps
Max Throughput	tpd	4,600	4,600
Gold Recovery	%Au	88	88
Silver Recovery	%Ag	73	73
Operating Costs
Open Pit Mining (ore)	$/t	0.95	0.95
Underground Mining	$/t	18.3	18.3
Processing	$/t	5.5	5.5
G&A and Closure	$/t	1.2	1.2
Mine Life Capital2
Open Pit		$9,340,000	11,930,000
Underground		$1,150,000	7,150,000
Process & Pads		$9,500,000	10,700,000
Other		$3,700,000	6,200,000
Contingency		$3,374,000	3,374,000
TOTAL CAPITAL		$27,064,000	39,354,000
Metal Production>
Total Gold Production	tr.ozs	468,800	1,019,700
Total Silver Production	tr.ozs	19,919,000	44,860,000
Avg. Annual Gold Production	tr.ozs	85,200	120,000
Avg. Annual Silver Production	tr.ozs	3,621,600	5,277,600
Production Costs
Eq. Gold Production3	$/tr.oz	127.72	117.28
Eq. Silver Production3	$/tr.oz	1.96	1.8

1 - Case includes base case plus 6 years additional production.
2 - Excludes working capital
3 - Equivalency ratios - 65.2 silver to gold (price only basis)
4 - All U.S. Dollars

Ocampo Gold-Silver Project Preliminary Assessment
Extrapolated Case Comparison to Base Case - Analysis and Sensitivity
1.41 million tonnes per year processing rate
Gold Price	Silver Price	Measure	Units	Base Case	Projected Case1
300$/oz	4.6$/oz	Pretax DCF ROR	%	88%	91%
		NPV @ 0%	$000s	101,316	266,747
		NPV @ 5%	$000s	76,332	176,242
		NPV @ 10%	$000s	58,141	120,222
		NPV @ 15%	$000s	44,682	84,249
		Payback	Years	1.6	1.6

1 Case includes base case plus 6 years additional production.

The PAH report indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver to the resource base with further exploration and development.

2002 Drill Program

        Following the end of the current reporting period the Corporation commenced a drilling program on its Northeast Ocampo Project area. The program was designed to test extensions of known deposits which have already produced strong results from earlier drilling and will explore additional prospective areas. The targets that are the focus of this drilling are believed by management to be potentially exploitable using underground mining techniques. The current plan calls for 25,000 meters of drilling along with underground exploration and development work.

        The following table summarizes the results of the first 11 holes that were drilled (intercept’s true widths to be confirmed) as part of the 2002 drilling program in the Corporation’s 100% owned Northeast Ocampo Project area.

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
Aventurero	OGDH-1	197.4	200.4	3.0	9.2	293
	and	216.9	219.9	3.0	15.7	152
San Juan	OGDH-2	299.3	305.3	6.0	6.2	889
	includes	300.8	305.3	4.5	7.4	1,137
Aventurero	OGDH-3	240.5	243.5	3.0	10.0	171
El Rayo	OGDH-4	77.1	80.1	3.0	0.9	36
El Rayo	OGDH-5	Mineralized
San Juan	OGDH-6	Mineralized
Upper Aventurero	OGDH-7	138.9	140.4	1.5	9.7	129
Main Aventurero	OGDH-7	320.4	324.9	4.5	3.3	77
Aventurero	OGDH-8	165.8	168.8	3.0	1.0	23
San Juan	OGDH-9	318.9	320.4	1.5	2.6	226
San Juan	OGDH-10	372.9	375.9	3	0.6	105
Las Animas	OGDH-11	107.1	111.6	4.5	4.0	214

Work Completed by Bolnisi

        This section, which summarizes work completed by Bolnisi on the Ocampo concessions forming part of the Earn-In Agreement entered into between Bolnisi and the Corporation was derived from Bolnisi’s quarterly report for the quarter ended September 30, 2002 (the “Bolnisi Quarterly Report”).

      (a) Drilling Program

        As part of the Earn-In Agreement entered into between the Corporation and Bolnisi, Bolnisi is currently completing a feasibility study program on the Ocampo concessions forming part of the agreement. See “Bolnisi Earn-In Agreement”. During Bolnisi’s quarter ended September 30, 2002, Bolnisi completed an additional 4,034 metres of drilling in 27 reverse circulation drillholes numbered ODH-270 to ODH-296. All but one of these drillholes were drilled on the 3 principal ore shoots on the Corporation’s area of interest at Ocampo, namely Plaza de Gallos, Refugio and Picacho, with the objective of better defining the resources model and increasing tones prior to reserve definition, pit planning and mine scheduling.

        The following table summarizes drill intercept results based on gold to silver ratio of 1:65, or approximately US $300 per ounce of gold and US $4.50 for silver.

Drillhole	Area	From	To	Intercept (m)	Au g/t	Ag g/t	AuE g/t
ODH-272	REF	45.7	56.4	10.7	0.72	60.3	1.65
		65.5	67.1	1.6	2.22	145.0	4.45
		62.5	68.6	6.1	1.85	38.0	2.43
ODH-274	PDG	83.1	84.6	1.5	2.19	161.0	4.67
ODH-275	PDG	127.1	130.1	3.0	1.19	73.0	2.31
		143.9	145.4	1.5	3.87	209.0	7.09
ODH-276	PDG	128.0	129.5	1.5	1.41	70.0	2.49
ODH-279	REF	89.9	91.4	1.5	1.42	48.0	2.16
ODH-283	PDG	97.5	111.2	13.7	3.12	146.8	5.38
ODH-284	REF	12.2	51.8	39.6	1.32	64.9	2.32
	including	44.2	47.2	3.0	8.98	308.0	13.72
ODH-285	REF	45.7	99.0	53.3	1.00	40.7	1.63
ODH-286	REF	118.9	121.9	3.0	4.31	171.2	6.94
ODH-287	PDG	175.2	179.8	4.6	1.14	54.0	1.97
ODH-288	PDG	121.9	124.9	3.0	1.01	70.5	2.09
		157.0	172.2	15.2	2.39	65.2	3.39
	including	157.0	164.5	4.5	6.27	188.3	9.17
ODH-289	PDG	96.0	105.2	9.2	2.24	108.5	3.91
		137.2	138.7	1.5	1.42	52.0	2.22
ODH-290	PIC	42.6	47.2	4.6	2.51	141.5	4.69
ODH-291	PIC	50.3	62.5	12.2	0.92	76.0	2.09
ODH-292	PIC	70.1	80.8	10.7	1.15	78.7	2.36

      (b) Future Work

        A further 2,300 metres of reverse circulation drilling is in progress to complete the resource/reserve definition drilling at the Ocampo Project. Bolnisi has engaged Hellman and Scholfield Pty Ltd and Computer Aided Geoscience Pty Ltd of Australia to commence an audit of the project and provide a review and documentation of all aspects of data collection and compilation with a view to producing a bankable feasibility study by year end.

      (c) Metallurgy

        Core from 12 metallurgical drill holes from the Ocampo Project was shipped to AMMTEC metallurgical laboratory in Perth for a detailed test work program for the feasibility study. Optimum processing conditions and recoveries for the master composites of each of the three main deposits have been determined. The physical characteristics indicate that crushing will be simple due to the low unconfined compressive strength and the low Bond crushing work indices. The SAG mill amenability testwork plus the Bond rod and ball mill indices indicate that

SAG milling is not suitable and that conventional single stage ball milling is required to achieve a grind size of 80 percent passing 106 microns for gold and silver leaching. This grind size is typical for gold/silver ores.

        Gold and silver extraction has been economically optimized at 93.4% and 91.7%, respectively for a leach time of 48 hours with minimal variation between the different Ocampo deposits. Maximum gold recovery is achieved within only 24 hours of leaching whereas to maximize silver recovery additional leach time is required which is simply additional leach tanks for a processing facility. Test work is underway to determine the optimum leach time for silver.

        Reagent consumptions for a 48 hour laboratory leach are 1.26 kg/t sodium cyanide and 1.06 kg/t lime. In practice, with recycled leach tailings water, the sodium cyanide consumption will be approximately 20 percent lower. A leach time of less than 48 hours will further reduce sodium cyanide consumption.

2.     Santa Maria and La Cuesta Claims

        The Corporation has a 100% interest and a 90% interest, respectively, in two mineral claims, referred to herein as the La Cuesta Claim and the Santa Maria Claim located in the municipality of Chinipas in the State of Chihuahua, Mexico. The La Cuesta Claim, and the Santa Maria Claim cover an area of 150 hectares (approximately 370.5 acres) and 40 hectares (approximately 98.8 acres), respectively. Pursuant to the terms of the agreement by which these Mexican properties were acquired, the vendor received 1,500,000 common shares of the Corporation. The purchase agreement contained certain escrow requirements for the vendor and certain expenditure requirements by the Corporation, all of which have been waived.

Location and Access

        The Santa Maria and La Cuesta Claims are located in the southwestern part of the State of Chihuahua, Mexico. The project areas are accessible via paved roads to the town of Alamos, Mexico. From this town, a single-lane dirt road passes through the Sierra Madre Mountains to the Santa Maria Property, a distance of approximately 100 kilometres. The Santa Maria showing is located in a deep river valley, accessible by a narrow path 500 metres beyond the road. The La Cuesta Claim is located ten kilometres north of the town of Guadelupe Victoria and approximately fifteen kilometres east of the Santa Maria Claim and is only accessible by horse.

Geology

        The geologic setting for the Santa Maria and La Cuesta claims is much the same as Ocampo. Fissure and stockwork style quartz veins are the most common and economically significant types of mineral deposit in this area. The LVG is host to gold and silver mineralization in the project area.

Current Exploration Results

        The quartz stockwork hosted gold and silver mineralization at the Santa Maria Claim is well exposed in the Main Zone area. Intervals of more than five metres have returned ore grade values of both gold and silver. Additional mineralization exposed along the extension of the Main Zone at the Amethyst and Scorpion zones has returned high gold and silver values in addition to significant base metal mineralization. The presence of similar mineralization for over 300 metres east and west of the Main Zone suggests excellent potential for the development of a larger strike length. The extent of the currently outlined mineralization is generally a result of the confining nature of the deep river valley and the limited regional focus. For this reason, the true width of the Main Zone cannot be determined.

        The Santa Maria property offers potential for the development of significant amounts of high grade gold and silver mineralization. The presence of lead and zinc mineralization suggests the possibility of a base metal zones. Further work is necessary in order to investigate the continuity of the outlined zones. Good potential exists to extend the strike length of the currently outlined zone to over one kilometre. Detailed mapping of the area is required in order to determine the relationship of all outlined zones. Diamond drilling of the Main Zone mineralization to test the down dip extension of the zone is also proposed. Significant potential also exists to increase the strike and dip extent of the high-grade intercepts at the Main Zone with a limited number of drill holes.

        While the zone tested during the Corporation’s initial visits to the La Cuesta property was limited to old workings and steep cliffs, the gold and silver values returned from mineralized host volcanics suggest the potential for the development of a larger mineralized zone. Significant alteration was noted in the area, including a zone approximately one kilometre from the old workings. This zone was not investigated during this visit; however, gold and silver have been reported at this location.

        Additional fieldwork is recommended on the La Cuesta property in order to fully evaluate the extent of the high grade gold and silver values. Further work should concentrate on a systematic evaluation of the area including the alteration zone noted one kilometre away. The flat lying nature of the vein and the steep slopes suggest that mapping along the contour slope may be the most effective way of assessing the claims. Favourable results would warrant diamond drilling to test continuity of the zone within the mountain.

        No substantive work is planned on the Santa Maria and La Cuesta properties as at the date of this report as the Corporation has placed primary emphasis on the development of its Ocampo Project. See “1. “Ocampo Project”.

Risks and Uncertainties

An investment in the securities of the Corporation is speculative and involves numerous and significant risks and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.

1.     No History of Profitability

        The Corporation is a development stage company with no history of profitability. There can be no assurance that the operations of the Corporation will be profitable in the future. The Corporation has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Corporation may become unable to acquire and retain its mineral concessions and carry out its business plan.

2.     Exploration Stage Corporation

        The Corporation is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. The property interests of the Corporation are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Corporation will realize any profits in the short to medium term. Any profitability in the future from the business of the Corporation will be dependent upon locating an economic deposit of minerals, which itself is subject to numerous risk factors. Further, there can be no assurance, even if an economic deposit of minerals is located, that any of the Corporation’s property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time of which even a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves which are sufficient to commercially mine some of the Corporation’s properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

3.     Foreign Operations

        A significant part of the Corporation’s property interests are located in the State of Chihuahua, Mexico, and are subject to that jurisdiction’s laws and regulations. The Corporation believes the present attitude of Mexico and the State of Chihuahua to foreign investment and mining to be favourable but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

4.     Government Regulations

        The Corporation’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Corporation to carry out its mining activities, the Corporation’s exploration licences must be kept current. There is no guarantee that the Corporation’s exploration licences will be extended or that new exploration licences will be granted. In addition, such exploration licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Corporation may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Corporation will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to comply with any such conditions.

5.     Market Fluctuation and Commercial Quantities

        The market for minerals is influenced by many factors beyond the control of the Corporation such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing corporations, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Corporation’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors which may affect commercial viability so that any adverse combination of such factors may result in the Corporation not receiving an adequate return on invested capital.

6.     Mining Risks and Insurance

        The Corporation is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Corporation may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Corporation.

7.     Environmental Protection

        The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety which may adversely affect the Corporation or require it to expend significant funds.

8.     Capital Investment

        The ability of the Corporation to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Corporation or that the terms of such financing will be favourable. Should the Corporation not be able to obtain such financing, its properties may be lost entirely. A summary of the Corporation’s financial commitments under the Corporation’s option and joint venture agreements is provided in the following table. Also refer to “Description of the Corporation’s Exploration Projects – 1. Ocampo Project”.

Agreement	Consideration	Terms
Minera Fuerte Joint Venture Agreement	U.S. $211,526	Upon sale of Ocampo Project to a third party.
Soyopa Joint Venture Agreement	U.S. $3,500,000	On or before November 23, 2006.
	U.S. $3,500,000	On or before November 23, 2007.
	U.S. $1,000,000	Upon sale of Ocampo Project to a third party.

9.     Conflicts of Interest

        Certain of the directors of the Corporation also serve as directors of other companies involved in natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Corporation will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

10.     Dependence on Key Personnel

        The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. The Corporation considers Messrs. Bradley H. Langille and Fred George to be key employees and maintains life insurance in the amount of $1,000,000 on the lives of each of these officers. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation’s business, and through equity participation.

11.     Lack of Active Market

        There can be no assurance that an active market for the common shares of the Corporation will continue and any increased demand to buy or sell the common shares of the Corporation can create volatility in price and volume.

12.     Currency

        The Corporation carries on its exploration activity outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of Mexico. Such fluctuations may materially affect the Corporation’s financial position and results.

13.     Dividends

        To date, the Corporation has paid no dividends on its Common Shares and does not intend to pay dividends on its Common Shares in the foreseeable future. See “Item 4: Selected Consolidated Financial Information – Dividend Record and Policy”.

14.     Competition

        The mining industry in Canada is subject to government controls and regulations which may vary from time to time. The industry is highly competitive in all phases. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The Corporation’s ability to acquire properties and potential reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Corporation will also be required to compete in the future directly with other companies that may have greater resources.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

1.      Twelve Months Ended July 31, 2002, 2001 and 2000 – Consolidated Balance Sheet Data

	2002 ($)	2001 ($)	2000 ($)
Working Capital	6,573,133	1,018,392	2,788,051
Current Assets	6,741,921	1,201,298	3,059,323
Capital Assets	25,919	29,577	33,868
Mineral Properties and Related Deferred Costs	48,785,981	33,135,821(1)	11,713,818
Current Liabilities	168,788	182,906	271,272
Shareholders' Equity	32,939,922	23,631,790	14,535,737
Deficit	(6,101,694)	(3,894,033)	(2,182,697)

Notes:

(1)

This amount has been restated as a result of a restatement of the financial statements of Gammon Lake Mexico for the twelve months ended July 31, 2001 following a determination that certain capitalized costs with respect to mineral properties and related deferred costs were not eligible to be deducted against future taxable income under Mexican law.

2.	Twelve Months Ended July 31, 2002, 2001 and 2000 – Consolidated Statement of Loss and Deficit Data

	2002 ($)	2001 ($)	2000 ($)
Interest Income	23,039	108,703	133,646
Expenses	2,350,700	1,669,255	1,028,262
Losses	2,207,661	1,560,552	894,616
Write-off of Abandoned Mineral Properties and Related Deferred Costs	--	150,784	44,064
Net Loss	(2,207,661)	(1,711,336)	(938,680)
Net Loss (per share)	(0.09)	(0.12)	(0.06)
Net Loss (per share, fully diluted)(1)	(0.09)	(0.12)	(0.06)

Quarterly Information(2)

	Three Months Ended October 31, 2001 / 2000	Three Months Ended January 31, 2002 / 2001	Three Months Ended April 30, 2002 / 2001	Three Months Ended July 31, 2002 / 2001
Interest Income	$19,077 / $19,128	$379 / $50,649	$81 / $18,695	$3,502 / $20,231
Net Loss	$(416,441) / $(279,583)	$(344,645) / $(899,355)	$(276,632) / $(337,727)	$(1,169,943) / $(194,671)
Net Loss (per share)	$(0.02) / $(0.02)	$(0.01) / $(0.05)	$(0.01) / $(0.02)	$(0.049) / $(0.009)
Net Loss (per share, fully diluted)(1)	$(0.02) / $(0.02)	$(0.01) / $(0.05)	$(0.01) / $(0.02)	$(0.049) / $(0.009)

Notes:

(1)	Net loss per share on a fully-diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

(2)

Quarterly information for the three months ended October 31, 2001 and 2000, January 31, 2002 and 2001, and April 30, 2002 and 2001 was obtained from the Corporation’s unaudited quarterly financial statements for these periods.

Dividend Record and Policy

        The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or make any other distributions in the near future. The Corporation’s board of directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Corporation’s financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2002, 2001 and 2000 and the notes included as part of this annual information form.

Overview

        The following discussion and analysis provides a summary of selected audited consolidated financial information for the twelve months ended July 31, 2002, 2001 and 2000, and includes financial information relating to the Corporation, as well as its direct and indirect wholly-owned subsidiaries, Gammon Lake Nova Scotia, Gammon Lake Mexico, and Gammon Lake Barbados.

        The Corporation’s exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Corporation has no current sources of revenue other than interest earned on cash and short-term and money market instruments, all of which were derived from issuances of share capital, as well as a monthly payment in the amount of $30,000 for a definite term pursuant to the joint venture agreement with Bolnisi.

Results of Operations

1.     Twelve Months Ended July 31, 2002

        During this period, the Corporation had revenue of $143,039 (2001 — $108,703), relating to interest on short-term investments and management fees. The Corporation incurred expenses of $2,350,700 (2001 — $1,669,255), of which $4,188 (2001 — $5,428) were due to amortization, $(83,000) (2001 – $nil) to a foreign exchange gain/loss, $928,475 (2001 — $610,547) to general and administrative expenses, $30,000 (2001 — $36,000) to management fees, $1,382,699 (2001 — $947,027) to professional fees and $88,338 (2001 — $70,253) to wages and benefits. There were no write-offs of abandoned mineral properties and related deferred costs for the period, compared to write-offs and deferred costs of $150,784 for the twelve months ended July 31, 2001. The Corporation’s net loss for the period was $2,207,661 (2001 — $1,711,336).

2.     Twelve Months Ended July 31, 2001

        During this period, the Corporation earned income of $108,703 (2000 — $133,646), relating to interest on short-term investments. The Corporation incurred expenses of $1,669,255 (2000 — $1,028,262), of which $5,428 (2000 — $4,540) were due to amortization, $610,547 (2000 — $370,772) to general and administrative expenses, $36,000 (2000 — $36,000) to management fees, $947,027 (2000 — $552,728) to professional fees and $70,253 (2000 — $64,222) to wages and benefits. The Corporation’s write-down of abandoned mineral properties and related deferred costs for the period totalled $150,784 (2000 — $44,064) and its net loss for the period was $1,711,336 (2000 — $938,680).

3.     Twelve Months Ended July 31, 2000

        During this period, the Corporation earned income of $133,646 (1999 — $13,809), relating to interest on short-term investments. The Corporation incurred expenses of $1,028,262 (1999 — $384,990), of which $4,540 (1999 — $3,184) were due to amortization, $370,772 (1999 — $179,262) to general and administrative expenses, $36,000 (1999 — $36,000) to management fees, $552,728 (1999 — $108,760) to professional fees and $64,222 (1999 — $57,784) to wages and benefits. The Corporation’s write-down of abandoned mineral properties and related deferred costs for the period totalled $44,064 (1999 — $17,335) and its net loss for the period was $938,680 (1999 — $388,516).

Liquidity and Capital Resources

        During the twelve months ended July 31, 2002, the Corporation expended a total of $15,650,160 on exploration of the Ocampo Project. Of this amount, $2,600,000 of expenditures were incurred for arm’s length services and property acquisitions paid by the issuance of 5,000,000 common shares of the Corporation, valued at an average price of $0.52 per share, and an amount of $11,111,111 were incurred for long-term debt consideration. Exploration expenditures also included future income taxes of $865,000 and cash outlays in the amounts of U.S. $100,000 and U.S. $125,000 on November 23, 2001 and May 23, 2002, respectively, which were paid by the Corporation in accordance with the terms of the Soyopa Joint Venture Agreement. Under the terms of the Soyopa Joint Venture Agreement, the Corporation is also required to make two separate payments of U.S. $3,500,000 on or before November 23, 2006 and U.S. $3,500,000 on or before November 23, 2007, except if the property is placed into production prior to November 23, 2006, in which case an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of U.S. $7,000,000 shall be due and owing immediately. See “Item 3: Narrative Description of the Business – Description of the Corporation’s Exploration Projects — 1. Ocampo Project — Soyopa Joint Venture”. Under the terms of the Minera Fuerte Joint Venture Agreement, the Corporation is required to pay the amount of $211,526 to Minera Fuerte upon the sale of the Ocampo Project. See “Item 3: Narrative Description of the Business – Description of the Corporation’s Exploration Projects –1. Ocampo Project — Minera Fuerte Joint Venture”.

        On March 25, 2002, the Corporation entered into an Earn-In Agreement with Bolnisi with respect to certain areas of the Ocampo Project. Bolnisi will complete the Corporation’s ongoing Feasibility Study and will place the project into production, at its own expense, at a rate of not less than 1.25 million tones of ore processed per year. In addition, Bolnisi has agreed to pay to the Corporation the sum of $30,000 per month until the project has attained the agreed rate of production. If the agreed rate of production is not attained within a period of eighteen months of the due diligence period, Bolnisi will pay a penalty of $100,000 per month to the Corporation, and if such rate of production is not attained within twenty-four months of the due diligence period, the Corporation will retain 100% ownership of the concessions. Upon the agreed production levels being attained, Bolnisi will earn a 60% interest in the concessions covered by the agreement. See “Item 3: Narrative Description of the Business – Description of the Corporation’s Exploration Projects – 1. Ocampo Project – Bolnisi Earn-In Agreement”.

        During the period, the Corporation raised gross proceeds of $7,737,000 by way of three private placements. The first private placement, completed on October 11, 2001, was comprised of 1,975,000 units, at a price of $0.52 per unit. Each unit was exercisable for one common share and one common share purchase warrant of the Corporation. Each whole common share purchase warrant is exercisable for one common share of the Corporation at a price of $0.65 per share until October 9, 2003. The second private placement, completed on February 11, 2002, was comprised of 350,000 units, at a price of $0.60 per unit. Each unit was exercisable for one common share and one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share of the Corporation at a price of $0.75 until February 11, 2004. The third private placement, completed on May 31, 2002, was comprised of 5,200,000 units, at a price of $1.25 per unit. Each unit was exercisable for one common share and one half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share at a price of $1.50 for a period until November 30, 2003. The net proceeds of all the private placements are being used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes.

        During the period, the Corporation received $760,000 from the exercise of options for the purchase of 1,155,000 Common Shares under the terms of the Corporation’s Stock Option Plan, as well as $1,285,506 from the exercise of 519,250 special warrants, 1,410,700 common share purchase warrants and 163,750 compensation warrants, all of which were issued in connection with previously completed private placements. As at July 31, 2002, the Corporation had cash in the amount of $6,398,305 and working capital of $6,573,133.

        In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Corporation has sought and received, at an annual and special meeting of shareholders held on January 4, 2002, the approval of its shareholders to enter into one or more arm’s length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Corporation’s issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Corporation to expand its activities.

        During the twelve months ended July 31, 2001, the Corporation expended a total of $18,308,697 on exploration of the Ocampo Project and $1,380 on exploration of its mineral claims in the Province of Nova Scotia. The $18,308,697 of exploration expenditures allocated to the Ocampo Project during the period consisted of $4,719,407 for exploration work paid by cash outlay, $6,300,000 for arm’s length services and property acquisitions paid by the issuance of 2,000,000 shares valued at an average price of $3.15 per share, and $7,289,290 for future income taxes. Of the cash outlay of $4,719,407 for exploration work during the period, the Corporation paid the amounts of U.S. $750,000 and U.S $487,974, respectively, to Soyopa and Minera Fuerte under the terms of the Soyopa and Minera Fuerte Joint Venture Agreements. See “Item 3: Narrative Description of the Business – Description of the Corporation’s Exploration Projects – 1. Ocampo Project — Soyopa Joint Venture and Minera Fuerte Joint Venture”. During the period, the Corporation raised gross proceeds of $5,000,000 by way of a private placement of 1,000,000 special warrants, at a price of $5.00 per special warrant. The underwriter’s fee ($350,000) and the expenses of the offering ($125,000) totalled $475,000, resulting in net proceeds to the Corporation of $4,525,000. The net proceeds of the private placements are being used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes.

        During the period, the Corporation received $31,500 from the exercise of options for the purchase of 20,000 Common Shares under the terms of the Corporation’s Stock Option Plan, as well as $35,158 from the exercise of 14,063 common share purchase warrants issued pursuant to a private placement completed in 2000. As at July 31, 2001, the Corporation had cash in the amount of $469,915 and working capital of $1,018,392.

        As at July 31, 2000, exploration expenditures on the Ocampo Project, the La Cuesta and Santa Maria claims and the Corporation’s mineral claims in the Province of Nova Scotia totalled $13,763,676, $1,063,448 and $149,404, respectively. The exploration expenditures allocated to the Ocampo Project during the period included $4,050,000 for arm’s length services and property acquisitions paid by the issuance of 1,750,000 shares valued at an average price of $2.31 per share. During this period, the Corporation raised gross proceeds of $1,040,000 by way of two private placements of 270,000 and 250,000 units, respectively, at a price of $2.00 per unit. The net proceeds from the issuance of the units were used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general working capital purposes. During the period, the Corporation received $984,850 from the exercise of options for the purchase of 951,800 Common Shares under the terms of the Corporation’s Stock Option Plan, as well as $646,029 from the exercise of 1,214,304 common share purchase warrants. The common share purchase warrants were issued to holders of Gammon Lake Resources Incorporated in connection with the Reorganization Transactions. See “Item 1: Corporate Structure”. During the period, the Corporation also received net proceeds of $5,022,582 from the exercise of rights for the purchase of 2,517,226 Common Shares under the terms of a rights offering completed on November 25, 1999. As at July 31, 2000, the Corporation had cash in the amount of $2,625,342 and working capital of $2,788,051.

Outlook

        The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Corporation does not expect to receive significant income from any of the projects in the near term. The Corporation will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Corporation may require additional financing. The Corporation will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Corporation’s properties and the Corporation requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above.

        There are no known deposits of commercial minerals on any of the mineral exploration properties of the Corporation and any activities of the Corporation thereon will constitute exploratory searches for minerals. See “Item 3: Narrative Description of the Business – Risks and Uncertainties”.

        Other than as discussed herein, the Corporation is not aware of any trends, demands, commitments, events or uncertainties that may result in the Corporation’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation’s liquidity and capital resources will be substantially determined by the success or failure of the Corporation’s exploration programs on its mineral properties and its ability to obtain equity financing.

Related Party Transactions

        No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations:

1.	During the year ended July 31, 2002, the Corporation paid a total of $621,145 (2001-$482,831; 2000-$239,069) to companies controlled by directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees;

2.	As at July 31, 2002, the Corporation had bonuses payable to directors and officers in the amount of $100,000;

3.	Directors and officers of the Corporation are entitled to hold management incentive stock options. For this purpose, the Corporation has adopted a Stock Option Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Corporation’s common shares by the persons who are primarily responsible for the management and profitable growth of the Corporation’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

ITEM 6: MARKET FOR SECURITIES

        The Common Shares of the Corporation have been listed and posted for trading on the Toronto Stock Exchange (the “TSE”) since February 18, 2000, under the trading symbol “GAM”. Between May 26, 1998 and February 17, 2000, the Common Shares of the Corporation were quoted for trading on the Canadian Dealing Network Inc. under the trading symbol “GAML”.

ITEM 7: OFFICERS AND DIRECTORS

        The management of the Corporation consists of six (6) executive officers and seven (7) directors. The table presented below provides the names of and related information concerning each executive officer and director.

Name and Municipality of Residence	Office Held	Director Since(1)	Principal Occupation(2)	Number (%) of Shares Beneficially Owned Directly or Indirectly(3)
Bradley H. Langille(3)(4)	Chief Executive Officer and Director	1998	Airline Pilot, Air Nova, a division of Air Canada Ltd., a national Canadian airline.	1,260,000 (3.5%)
Fred George Bedford, Nova Scotia	President and Director	1998	Same as Office Held.	798,400 (2.2%)
Terence R.B. Donahoe, Q.C Halifax, Nova Scotia	Chairman, Executive Vice President and Director	1999	Same as Office Held.	164,950 (0.5%)
Terence F. Coughlan Dartmouth, Nova Scotia	Vice-President Operations and Director	1998	Geological Consultant	283,100 (0.8%)
Gregory K. Liller Tucson, Arizona	Vice-President, Exploration	-	Same as Office Held.	10,000 (0.1%)
Andrew J. Miller Halifax, Nova Scotia	Chief Financial Officer	-	Chartered Accountant	29,950 (0.01%)
Dale M. Hendrick(3)(4) Toronto, Ontario	Director	2000	Geological Consultant	10,000 (0.01%)
Alejandro Caraveo(3)(4) Chihuahua City, Mexico	Director	2002	Manager of Mining
Concessions and Director,
Minerales de Soyopa, S.A.
de C.V., a Mexican mineral
exploration and development
company; Managing
Director of Service Division,
Grupo Chihuahua, a
Mexican storage and
			assembly plants business.	29,950 (0.01%)
Rodolfo Nieblas Mexico City, Mexico	Director	2002	Chief of Staff, Office of General Director for the Federal Electricity Commission of Mexico.	Nil
Mexico City, Mexico			General Director for the
			Federal Electricity
			Commission of Mexico.

Notes:

(1)	All of the directors hold office until the close of the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed.

(2)	See biographical summaries below for descriptions of the occupations of the above-noted individuals within the past five years and for prior periods.

(3)	The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually. The percentage ownership is based on 36,453,766 issued and outstanding Common Shares as at November 8, 2002. Executive officers and directors also hold options under the Corporation’s Stock Option Plan.

(4)	Member of Audit Committee. (5) Member of Compensation Committee.

Bradley H. Langille

        Mr. Langille is the founder of the Corporation and assembled the Corporation’s first group of mineral claims. Between 1985 and 1990, Mr. Langille was Vice-President of Metro Insurance Services Limited, a medium-sized general insurance agency operating in Halifax, Nova Scotia. Prior to 1990, Mr. Langille operated a small wholesale and distribution business in Halifax. Since 1990, Mr. Langille has been employed as an airline pilot with Air Nova, a division of Air Canada Ltd. Mr. Langille studied geology at Saint Mary’s University in Halifax and has prospected mineral properties for the past seven years. He has experience in mineral prospecting, exploration techniques, project management and negotiation of mineral acquisitions. Most notably, he has been instrumental in the exploration of disseminated gold in Nova Scotia. Mr. Langille resides in Halifax, and devotes sixty percent of his time to the operations of the Corporation.

Fred George

        Mr. George has operated several retail business operations in Atlantic Canada since 1975 and has been the President of the New Release Video Ltd., a chain of retail stores, for the past 15 years. Mr. George has significant experience in international commodity trading including, among other things, as President of Sugar Loaf Spring Ltd. (a supplier to Wal-Mart USA) from 1994 to 1996. Mr George has more than fifteen years experience as a financial and business management consultant and is fluent in three languages. Mr. George devotes his full time to the affairs and operations of the Corporation.

Terence R. B. Donahoe Q.C.

         Mr. Donahoe joined the Corporation in 1999, following a long career in public life in the Province of Nova Scotia. Between 1967 and 1978, Mr. Donahoe was a practising lawyer specializing in the field of family law. In 1978, Mr. Donahoe was elected to the Nova Scotia legislature and subsequently held a number of offices and portfolios in the government of Nova Scotia over an eighteen year period, including Leader of Her Majesty’s Loyal Opposition, Interim Leader of the Progressive Conservative Party of the Province of Nova Scotia, Minister of Education, Attorney General, Minister of Labour, Chairman of Management Board, Minister of Tourism and Culture, and Minister of the Environment. Mr. Donahoe retired from politics in 1997 and was employed as a business consultant until 1999. Mr. Donahoe devotes seventy-five percent of his time to the affairs and operations of the Corporation.

Terence F. Coughlan

        Mr. Coughlan is a geological consultant currently providing geological services to the Corporation. He has a Bachelor of Science (Geology) degree from Saint Mary’s University, Halifax and has been actively prospecting for minerals since 1985.

Gregory K. Liller

        Mr.  Liller is a professional geologist with over 22 years experience in mineral exploration and mine development. He has a Bachelor of Science (Geology) degree from Western State College, Colorado. Active in Mexico since 1993, Mr. Liller served as exploration manager for a group of Canadian and Australian mining companies, including Santa Cruz Gold Inc. and Mogul Mining N.L. His major accomplishments during this period include overseeing the Lluvia de Oro gold mine, Sonora, Mexico, from initial exploration drilling through mine construction and managing the Magistral gold project from initial drilling through completion of a positive feasibility study. Mr. Liller devotes his full time to the affairs and operations of the Corporation.

Andrew J. Miller

        Mr.  Miller is a Chartered Accountant with over fourteen years of accounting and auditing experience in both the private and public sectors, where he has been involved in the completion of numerous auditing and review engagements and in financial statement presentation for a wide variety of clients. Mr. Miller’s business experience also includes experience in the accounting and investment administration of estate, trust and investment management companies, long-term strategic and business planning, as well as the development of business unit frameworks and policies for the identification of business opportunities. Between 1993 and 1999, Mr. Miller held various management and auditing positions with the Government of Nova Scotia, including Manager Enterprise Development — Department of Transportation and Public Works, Director Internal Audit Services — Department of Supply and Services and Auditor — Nova Scotia Provincial Tax Commission. Between 1990 and 1993, Mr. Miller was employed as a staff accountant with the firm Deloitte & Touche and between 1985 and 1990, he held the position of Trust Officer and subsequently, Senior Internal Auditor with Central Guaranty Trust Company. Mr. Miller holds a Bachelor of Commerce from Saint Mary’s University, Halifax (1985) and has completed various certificate programs offered by the Canadian Securities Institute and the Trust Companies Institute of Canada. Mr. Miller is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Nova Scotia. Mr. Miller is also a board member of the Halifax Industrial Commission and acted as Chair of the Finance Committee of the Commission between 1993 and 1996. Mr. Miller devotes fifty percent of his time to the affairs and operations of the Corporation.

Dale M. Hendrick

         Mr. Hendrick is a professional engineer educated in Geological Engineering at Ottawa University and Queen’s University. In his 45 year career, Mr. Hendrick has gained extensive experience in precious metal and base metal mineral exploration and development. He commenced his geology career in 1955 and joined Kerr Addison Mines Inc. in 1964, where he was Chief Geologist, Exploration from 1973 to 1988. In 1989, Mr. Hendrick formed Dale M. Hendrick and Associates to provide technical and financial consulting services to resource companies. Mr. Hendrick has been a member of the Canadian Institute of Mining and Metallurgy (“CIM”) since 1970, and was awarded a CIM Fellowship in 1999.

Alejandro Caraveo

         Mr. Caraveo has executive level experience in the mineral resource exploration and development industry as well as valuable relationships with government and business leaders throughout Mexico. Mr. Caraveo is fluent in both English and Spanish and has pursued studies in the United States at the University of Michigan and in the business faculty of McMurray College in Abeline, Texas. Since 1994, Mr. Caraveo has been a Manager of Mining Concessions and Director, Minerales de Soyopa, S.A. de C.V., a Mexican mineral exploration and development company (“Soyopa”). Under his management, Soyopa developed its Ocampo mining concessions and between 1994 and 2000, Mr. Caraveo directed the production of between 30-40 tonnes per day from Soyopa’s Ocampo project. Mr. Caraveo also currently serves as the Managing Director of the Service Division of Grupo Chihuahua, a Mexican storage and assembly plants business.

Rodolfo Nieblas

        Mr.  Nieblas has played a strategic senior role in the industrial and business development of Mexico and Latin America for nearly three decades, where he has held significant leadership positions in several of Mexico’s government ministries, as well as key steering and advisory roles with Mexico’s public and private business and industry councils. Mr. Nieblas is currently Chief of Staff of the Office of the General Director for the Federal Electricity Commission of Mexico Prior to his appointment with the Federal Electricity Commission, Mr. Nieblas was Director of Airports and Auxiliary Services for Mexico (1998-1999) and prior thereto, he served as Senior

Technical Advisor to the Secretary for Energy and Chief of Staff to the Undersecretary for Energy for Mexico. In addition, Mr. Nieblas, a trained industrial engineer and fluent in both English and Spanish, is senior advisor to the boards of directors of various public and private industrial commissions and associations in Mexico, including the Mineral Resources Council, the Mineral Development Commission, the Mexican Iron and Steel Industry Council, the Electric Research Institute, the Energy Saving Trust, and the Salt Export and Transport Boards.

        No officer or director of the Corporation has (a) within the past 10 years, served in that capacity or was a shareholder holding a sufficient number of securities of the issuer to affect materially the control of any issuer which was the subject of a cease trade order or was declared bankrupt or made a voluntary assignment in bankruptcy; (b) been subject to a penalty or sanction relating to trading in securities, promotion or management of a publicly trading issuer; or (c) within the past ten years, been declared or made a voluntary assignment in to bankruptcy.

ITEM 8: ADDITIONAL INFORMATION

        Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s information circular for its most recent annual and special meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation’s comparative financial statements for its most recently completed financial year.

        The Corporation will provide to any person, upon request to the Secretary of the Corporation:

(a)	when securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of the Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(ii)	one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.